SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: May 3, 2004

SPECTRUM SIGNAL PROCESSING INC.
One Spectrum Court
2700 Production Way, Suite 200
Burnaby, B.C.
V5A 4X1
(604) 421-5422 (Telephone)
(604) 421-1764 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

     NOTICE IS HEREBY GIVEN that the annual general meeting of Spectrum Signal Processing Inc. (the “Company”) will be held in the Boardroom at the Company’s offices, at One Spectrum Court, 2700 Production Way, Suite 200, Burnaby, British Columbia on Monday, the 10th day of May, 2004 at the hour of 1:30 o’clock in the afternoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.	To receive and consider the Report of the Directors to the Members.

2.	To receive and consider the financial statements of the Company together with the auditor’s report thereon for the fiscal year ended December 31, 2003.

3.	To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at seven (7).

4.	To elect directors to hold office until the next annual general meeting of the Company.

5.	To appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the auditor’s remuneration.

6.	To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

     The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

     A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

     Please advise the Company of any change in your address.

     DATED at Vancouver, British Columbia, this 26th day of March, 2004

By Order of the Board of

SPECTRUM SIGNAL PROCESSING INC.

PASCAL SPOTHELFER President & CEO

SPECTRUM SIGNAL PROCESSING INC.
One Spectrum Court
2700 Production Way, Suite 200
Burnaby, B.C. V5A 4X1

(604) 421-5422 (Telephone)
(604) 421-1764 (Facsimile)

INFORMATION CIRCULAR
(As at March 26, 2004 except as otherwise indicated)

MANAGEMENT SOLICITATION

     This information circular is furnished in connection with the solicitation of proxies by the management of Spectrum Signal Processing Inc. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Company to be held on Monday, May 10, 2004. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse members (“Shareholders”), nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

EXCHANGE RATE INFORMATION

     All figures contained in this information circular are expressed in United States dollars except for numbers of shares and unless otherwise stated. On March 26, 2004, the Noon Buying Rate was US$1.00=Cdn$1.3194. The average rate for the one-year period ending December 31, 2003 was US$1.00=Cdn$1.4015.

APPOINTMENT AND REVOCATION OF PROXIES

     The person named in the enclosed form of proxy is a director of the Company.

     Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered to the office of the registrar and transfer agent at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, and upon any such delivery the proxy is revoked.

VOTING OF PROXIES AND EXERCISE OF DISCRETION

     A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other name or may submit another proxy.

     The shares represented by proxies in favour of management will be voted on any poll (subject to any restrictions they may contain) in favour of the matters described in the proxy.

     The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority on the persons appointed thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

     Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of who this solicitation is made, has any interest direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Company is authorized to issue 50,000,000 common shares without par value, of which 16,963,924 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.

     Only the holders of common shares of record on March 26, 2004 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, are entitled to vote at the Meeting. The holders of common shares are entitled to one vote for each common share held.

     To the knowledge of the directors and senior officers of the Company as at March 26, 2004, no persons beneficially own securities carrying more than 10% of the voting rights attached to all shares of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

     The matters to be acted upon at the Meeting are described in the Notice of Meeting and include:

1.	Determining the number of directors,

2.	Electing the directors,

3.	Appointing the KPMG LLP as auditors of the Company,

4.	Authorizing the directors to fix the auditor’s remuneration, and

5.	Transact such other business as may be properly brought before the Meeting.

ELECTION OF DIRECTORS

     The directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

     The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7) as required by the Company’s Articles of Incorporation. The Company’s management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company

PASCAL SPOTHELFER Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	President and CEO of the Company since January 2000. 1998 to 2000: Senior Vice-President, Strategic Development at Teekay Shipping. 1994 to 1998: Chief Operating Officer and later President and CEO of NovAtel Inc.	50,704	March 15, 1999

IRVING EBERT(1) Canada CHAIR OF THE BOARD and DIRECTOR	Corporate director and angel investor. 1998 to 2001: Vice-president, Strategic Alliances Service Provider and Carrier Group-Marketing at Nortel Networks Limited. 1995 to 1998: Vice-president, Systems Engineering at Nortel Networks Limited.	31,000	May 18, 2000

ANDREW HARRIES(2) Canada DIRECTOR	Senior Vice-President, Marketing and co-founder of Sierra Wireless Inc.	36,600	April 16, 1999

JULES MEUNIER(1) Canada DIRECTOR	Corporate Director 2002: Former CEO ProQuent Systems. Prior to 2002, spent 22 years at Nortel Networks Limited, rising to position of President of Wireless Networks Division.	10,000	March 25, 2002

MATTHEW MOHEBBI(2) United States DIRECTOR	Vice-President of Mobile Satellite Systems and International Marketing at Hughes Network Systems.	0	October 26, 2000

GLEN MYERS(2) United States DIRECTOR	CEO and co-founder of IPFabrics since 2002. 1987 to 2002: co-founded RadiSys Corporation and served as its CEO and chairman.	2,500	November 19, 2002

SAMUEL ZNAIMER(1) Canada DIRECTOR	Senior Vice-President of Ventures West Capital Ltd.	*1,537,050	July 27, 1990

(1)	Member of Audit and Governance Committee.

(2)	Member of Compensation and Nomination Committee.

*	Includes 1,402,424 common shares held by Ventures West 7 Limited Partnership (“VW7LP”) and 134,626 common shares held by Ventures West 7 U.S. Limited Partnership (“VW7USLP”) for combined ownership of 1,537,050 common shares. Wholly owned subsidiaries of Ventures West Capital Ltd. are general partners of VW7LP and VW7USLP have full voting and investment power over these securities. Sam Znaimer disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. Sam Znaimer claims that he does not have nor does he share in the control of the voting and investment power over these securities.

     The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was delivered to the Ontario Securities Commission, the British Columbia Securities Commission and to the Toronto Stock Exchange (the “TSX”) and was published in The Vancouver Sun newspaper, Vancouver, British Columbia on March 17, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

     Particulars of compensation paid to:

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn$100,000 (US$71,352) per year and;

(c)	any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year, is set out in the summary compensation table below as of December 31, 2003:

SUMMARY COMPENSATION TABLE(1)

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary	Bonus(2)	Other Annual Compensation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation(3)

Pascal Spothelfer(4)	2003	$173,096	$3,773	Nil	37,776	Nil	Nil	$12,918
President and Chief	2002	$149,834	Nil	Nil	36,830	Nil	Nil	$8,304
Executive Officer	2001	$155,402	$5,627	Nil	37,082	Nil	Nil	$8,380
Brian Lowe(4)(5)	2003	$114,163	$8,027	Nil	21,776	Nil	Nil	$6,657
VP, Sales,	2002	$96,791	Nil	Nil	17,694	Nil	Nil	$8,665
Wireless Systems	2001	$109,351	$9,646	Nil	19,332	Nil	Nil	$4,747
Sean Howe(5)	2003	$149,840	$8,919	Nil	35,000	Nil	Nil	$342
VP Wireless Systems	2002	$95,762	Nil	Nil	60,000	Nil	Nil	$149
& General Manager	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Talbot(4)(5)	2003	$156,975	$24,438	Nil	37,444	Nil	Nil	$10,831
VP, Network	2002	$133,087	Nil	Nil	31,611	Nil	Nil	$7,063
Solutions	2001	$136,754	$5,359	Nil	23,833	Nil	Nil	$7,126
Randy Tkatch (4)(5)	2003	$114,163	$5,351	Nil	17,576	Nil	Nil	$6,634
VP, Engineering,	2002	$96,791	Nil	Nil	19,610	Nil	Nil	$4,570
Wireless Systems	2001	$91,956	$9,655	Nil	36,132	Nil	Nil	$3,947

(1)	All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period.

(2)	Under the Company’s Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of personal targets in line with the Company’s strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year.

(3)	Includes registered retirement savings plan contributions and term insurance premiums paid by the Company for the benefit of each Named Executive

(4)	Executive salaries have increased in terms of United States dollars due the rise in the value of the Cdn$ relative to the United States dollar. In Cdn$ terms salaries have remained constant.

(5)	Messrs. Lowe, Howe, Talbot and Tkatch ceased being employed by the Company during January 2004 as part of the Company’s restructuring initiative.

     The value of perquisites and other personal benefits for each Executive does not exceed the lesser of Cdn$50,000 (US$35,676) and 10% of the total of his annual salary and bonus.

     There were no long-term incentive plans in place for any Executive of the Company during the most recently completed financial year.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR

Name (a)	Securities Under Options Granted (Common Shares) (b)		% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price(3) (d)	Market Value of Securities Underlying Options on the Date of Grant(3) (e)	Expiration Date (f)

Pascal Spothelfer	35,000	(1)	6.07%	$1.01	$1.01	January 29, 2013
	2,776	(2)	0.48%	$1.11	$1.11	June 30, 2004
Brian Lowe	20,000	(1)	3.47%	$1.01	$1.01	April 14, 2004	(4)
	1,776	(2)	0.31%	$1.11	$1.11	April 14, 2004	(4)
Sean Howe	35,000	(1)	6.07%	$1.01	$1.01	May 14, 2004	(4)
Andrew Talbot	25,000	(1)	4.34%	$1.01	$1.01	May 21, 2004	(4)
	10,000	(1)	1.74%	$1.36	$1.36	May 21, 2004	(4)
	2,444	(2)	0.42%	$1.11	$1.11	May 21, 2004	(4)
Randy Tkatch	15,000	(1)	2.60%	$1.01	$1.01	April 14, 2004	(4)
	2,576	(2)	0.45%	$1.11	$1.11	April 14, 2004	(4)

(1)	These options vest over four years in annual 25 percent increments.

(2)	These options vested immediately.

(3)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

(4)	Options granted to Messrs. Lowe, Howe, Talbot and Tkatch expire pursuant to the terms of their respective employment termination agreements.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AND FINANCIAL YEAR-END OPTION VALUES

Value of Unexercised
			Unexercised	in the Money
			Options at	Options at
			FY-End	FY-End (1)
		Aggregate Value	(#)	($)
	Securities Acquired	Realized	Exercisable/	Exercisable/
Name	on Exercise	($)	Unexercisable	Unexercisable
(a)	(b)	(c)	(d)	(e)

Pascal Spothelfer	Nil	Nil	281,276/236,500	$178/$5,744
Brian Lowe	Nil	Nil	94,589/39,938	$197/$3,530
Sean Howe	Nil	Nil	15,000/80,000	Nil/$5,744
Andy Talbot	Nil	Nil	127,273/95,750	$157/$4,103
Randy Tkatch	Nil	Nil	42,076/49,500	$3,269/$5,566

(1)	All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period.

     There were no options held by any Executive that were repriced downward during the most recently completed financial year.

     There were no defined benefit or actuarial plans in place for any Executive during the most recently completed financial year.

     There are employment contracts between the Company and each Executive, which are triggered by a change in control of the Company. These contracts contemplate payment of an amount equivalent to 18 months’ salary and bonus, and accelerated vesting of any outstanding options in the event of termination following a change in control.

     The Company has a compensation committee that advises the board of directors on executive compensation matters. (See “Committees of the Board” below.)

EXECUTIVE COMPENSATION REPORT

     It is the responsibility of the Compensation and Nomination Committee to review and recommend compensation policies and programs for executives of the Company. The Compensation and Nomination Committee makes recommendations to the board of directors, which gives final approval on these policies. The Company’s compensation policies are designed to reward and recognize executive performance consistent with the success of the business and to be aligned with increasing shareholder value. Its policies are intended to attract and retain capable and experienced people.

     The Company’s executive compensation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. The compensation committee establishes aggregate compensation levels for all executive officers and the board of directors has ratified these levels.

     The bonus plan, approved by the Compensation and Nomination Committee, pays all executives a cash bonus based on the achievement of various performance targets for their areas of responsibility and the achievement of corporate revenue.

PERFORMANCE GRAPH

     The graph below charts performance of an investment in the Company’s common shares against the TSX 300 Share Index, assuming an investment of Cdn$100 on December 31, 1998.

SSY Performance Compared to TSX 300 Index for 5 Years ending December 31, 2003

	Dec 31/98	Dec 31/99	Dec 31/00	Dec 31/01	Dec 31/02	Dec 31/03

SPECTRUM (Cdn$ share price in brackets)	100 ($4.70)	98 ($4.60)	52 ($2.45)	34 ($1.61)	29 ($1.34)	35 ($1.65)
TSX300	100	130	138	119	102	127

COMPENSATION OF DIRECTORS

     Particulars of stock options granted to non-management directors of the Company during 2003, the most recently completed financial year, are as follows:

		Exercise Price per
Name of Director	Number of Shares	Common Share(1)	Date of Grant	Expiry Date

Irving Ebert	16,929	$1.31	July 9, 2003	July 9, 2013
Andrew Harries	12,696	$1.31	July 9, 2003	July 9, 2013
Jules Meunier	10,000	$0.86	March 25, 2003	March 25, 2013
	9,876	$1.31	July 9, 2003	July 9, 2013
Matthew Mohebbi	9,876	$1.31	July 9, 2003	July 9, 2013
Glen Myers	9,876	$1.31	July 9, 2003	July 9, 2013
	10,000	$1.15	November 12, 2003	November 12, 2013
Samuel Znaimer	12,696	$1.31	July 9, 2003	July 9, 2013

(1)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

     No other compensation was paid to non-management directors of the Company during the last completed financial year.

     Pascal Spothelfer, the President and CEO, does not receive any additional remuneration for acting as a director.

     Non-management directors are compensated only via allotments of stock options. Non-management directors are granted 10,000 stock options upon appointment to the board and an additional 10,000 options are granted on the anniversary of their appointment the following year. The annual board member stock option retainer is calculated equivalent to the Black Scholes value of Cdn$15,000 (US$11,600).

     The Chair of the Board receives double this amount. Committee members stock option grants are calculated equivalent to the Black Scholes value of Cdn$3,000 (US$2,300). The Committee Chair receives double this amount.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

     None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Save and except the foregoing, or as disclosed elsewhere in this Information Circular, since January 1, 2003, being the commencement of the Company’s last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a)	any director or senior officer of the Company;

(b)	any proposed nominee for election as a director of the Company;

(c)	any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d)	any associate or affiliate of any of the foregoing persons.

STATEMENT OF CORPORATE GOVERNANCE POLICIES

     In compliance with the requirements and guidelines (the “Guidelines”) respecting corporate governance practices set out in the Company Manual of the Toronto Stock Exchange (the “Company Manual”), the Company is pleased to disclose its corporate governance practices.

Mandate and Responsibilities of the Board

     The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

     The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other executive officers.

     The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board’s annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

Position Descriptions

     In accordance with the Guidelines, the Board of Directors, together with the CEO, have developed a Charter for the Board and a position description for the CEO involving the definition of the limits to management’s responsibilities. The Charter clarifies that the Board of Directors approves or develops the corporate objectives that the CEO is responsible for meeting.

Composition and Size of the Board

     The Board of Directors is composed of seven directors of which all but Mr. Spothelfer, are “unrelated directors” as that term is defined in the Company Manual issued by the Toronto Stock Exchange. The directors believe that the size and composition of the Board of Directors is adequate for the size of the Company.

Independence from Management

     The Charter for the Company’s Board of Directors mandates that a majority of directors be “unrelated directors” and that the Chair of the Board not be a member of management. Six of seven directors are “unrelated directors” including the Chair of the Board, Mr. Ebert.

Committees of the Board

     The Board has two standing committees: the Audit and Governance Committee and the Compensation and Nomination Committee. Each committee is comprised of at least three directors, with Messrs. Ebert, Meunier and Znaimer serving on the Audit and Governance Committee and Messrs. Harries, Mohebbi and Myers serving on the Compensation and Nomination Committee. As CEO, Mr. Spothelfer is an ex-officio, non-voting member of the Compensation and Nominating Committee. Each committee has available to it as a resource such members of management as may from time to time be determined to be appropriate. Additionally, each committee has a charter that provides for the functions, authority, role and responsibilities for committee members.

     The Audit and Governance Committee has the mandate to provide an open avenue of communication between management, the independent auditor and the Board and to assist the Board in its oversight of the integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices, processes for identifying the principal financial risks of the company and the control systems in place to monitor them, company’s compliance with legal and regulatory requirements related to financial reporting and independence and performance of the company’s independent auditor. The Audit and Governance Committee also has certain roles and performs certain duties managed by the U.S. securities laws and the rules of the Nasdaq Stock Market.

     The Compensation and Nomination Committee assists the Board of Directors by establishing and reviewing executive compensation and regulating general compensation, overseeing the administration of the Company’s stock option plan, identifying new individuals qualified to serve on the Board of Directors, selecting the director nominees for each Annual General Meeting of the Company and evaluating the performance of the Board.

Decision requiring prior Board approval and Expectations of Management

     The Board has delegated to the CEO and senior management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and senior management review the Company’s progress in relation to the current operating plan at in-person Board meetings, which are generally held a minimum of four times each year. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

Director’s Compensation

     Non-management directors are compensated via allotments of incentive stock options. See the table under “Compensation of Directors” for further information. The Board believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director.

New Directors and Orientation and Education Program

     The Board of Directors recruits new directors on an as needed basis and it is the responsibility of the Compensation and Nomination Committee to propose new nominees to the Board of Directors. Any appointment of a new director will require approval of the Board of Directors and will be subject, ultimately, to approval by the shareholders of the Company at the next Annual General Meeting of the Company. Upon the addition of a new director, the Compensation and Nomination Committee takes steps to provide timely orientation including making members of management available to the new director in order to impart information and answer any questions that the new director may have.

Outside Advice

     The directors of the Company are permitted to retain outside financial and legal advisors at the expense of the Company on an as needed basis.

Investor Relations

     Under the direction of the CEO, the Company maintains an Investor Relations program, which involves providing information with respect to reported financial results and other announcements by the Company to shareholders and interested parties.

APPOINTMENT OF AUDITOR

     Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of KPMG, LLP, Chartered Accountants, of Vancouver, British Columbia, as the independent auditors of the Company to hold office until the close of the next Annual General Meeting of the Company. It is proposed that the remuneration to be paid to the independent auditors of the Company be fixed by the board of directors.

     KPMG, LLP were first appointed as the independent auditors of the Company on July 31, 1987.

FINANCIAL STATEMENTS

     The Company’s consolidated financial statements for the fiscal year ended December 31, 2003, together with the Auditors’ Report to the Shareholders, will be placed before the Company’s Shareholders at the Annual General

Meeting. These consolidated financial statements form part of the Company’s Annual Report, which has been mailed to Shareholders.

MANAGEMENT CONTRACTS

     There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

     The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matters.

By Order of the Board of

SPECTRUM SIGNAL PROCESSING INC.

Per: Pascal Spothelfer President & CEO